Exhibit 99.1

POTASH CORPORATION OF SASKATCHEWAN INC.

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

Potash Corporation of Saskatchewan Inc. (“PotashCorp”)

122 – 1st Avenue South, Suite 500

Saskatoon, Saskatchewan S7K 7G3

2.	Date of Material Change:

January 1, 2018

3.	News Release:

A joint news release disclosing the information contained in this material change report was issued by PotashCorp and Agrium Inc. (“Agrium”) on December 27, 2017 and disseminated through the facilities of a recognized news service and, in the normal course of such dissemination, would have been received by the securities commissions or similar authorities in each of the jurisdictions in which PotashCorp is a reporting issuer and by each of the stock exchanges on which PotashCorp’s securities are listed and posted for trading.

4.	Summary of Material Change:

Effective January 1, 2018, PotashCorp and Agrium completed a court-approved plan of arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act involving, among others, PotashCorp, Agrium and Nutrien Ltd. (“Nutrien”), pursuant to an Arrangement Agreement dated September 11, 2016 (the “Arrangement Agreement”) and the Plan of Arrangement (as defined in the Arrangement Agreement).

Pursuant to the Arrangement, the holders of common shares of PotashCorp (“PotashCorp Shares”) received common shares (“Nutrien Shares”) of Nutrien, the new parent company of PotashCorp and Agrium, at a ratio of 0.40 of a Nutrien Share for each PotashCorp Share (the “PotashCorp Exchange Ratio”) and the holders of common shares of Agrium (“Agrium Shares”) received Nutrien Shares at a ratio of 2.23 Nutrien Shares for each Agrium Share.

As a result of completing the Arrangement, PotashCorp and Agrium are indirect, wholly-owned subsidiaries of Nutrien.

5.	Full Description of Material Change:

5.1	Full Description of Material Change

Effective January 1, 2018, PotashCorp and Agrium completed the Arrangement involving, among others, PotashCorp, Agrium and Nutrien all in accordance with the Arrangement Agreement and the Plan of Arrangement. As a result of completing the Arrangement, PotashCorp and Agrium are indirect, wholly-owned subsidiaries of Nutrien.

Under the Arrangement, the holders of PotashCorp Shares received Nutrien Shares at a ratio of 0.40 of a Nutrien Share for each PotashCorp Share and the holders of Agrium Shares received Nutrien Shares at a ratio of 2.23 Nutrien Shares for each Agrium Share. Pursuant to the Arrangement, an aggregate of 336,088,781 Nutrien Shares were issued to the former holders of PotashCorp Shares.

The Arrangement was previously approved by the holders of PotashCorp Shares at a special meeting held on November 3, 2016 and by the Ontario Superior Court of Justice (Commercial List) on November 7, 2016.

In addition, upon completion of the Arrangement, each equity-based incentive award of PotashCorp was assumed or replaced by Nutrien based on the PotashCorp Exchange Ratio and all other material terms and conditions of each such equity-based incentive award remained substantially similar with their pre-Arrangement terms and conditions.

Effective on closing of the Arrangement, the board of directors of PotashCorp (the “Board of Directors”) was reconstituted to mirror the board of directors of Nutrien, and the Board of Directors is now comprised of the following directors: Jochen E. Tilk, Charles (Chuck) V. Magro, Christopher M. Burley, Maura J. Clark, John W. Estey, David C. Everitt, Russell K. Girling, Gerald W. Grandey, Miranda C. Hubbs, Alice D. Laberge, Consuelo E. Madere, Keith G. Martell, A. Anne McLellan, Derek G. Pannell, Aaron W. Regent and Mayo M. Schmidt.

In connection with the Arrangement, PotashCorp has committed to divest its minority shareholdings in Arab Potash Company and Sociedad Química y Minera de Chile S.A. within 18 months of November 2, 2017 and Israel Chemicals Ltd. within nine months from the closing of the Arrangement.

5.2	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

The name and business telephone number of an executive officer of PotashCorp who is knowledgeable about the material change and this material change report is:

Denita Stann

Senior Vice President, Investor and Public Relations

Phone: (306) 933-8521

9.	Date of Report:

January 2, 2018